                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                            JANEX INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   470883 10 9
                                 (CUSIP NUMBER)

                                VINCENT W. GOETT
    2999 NORTH 44TH STREET, SUITE 225, PHOENIX, ARIZONA 85018; (602) 808-8765
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTES AND COMMUNICATIONS)

                               SEPTEMBER 30, 1998
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Exhibit index appears at end of text.

                         (Continued on following pages)

    CUSIP NO.   470883 10 9


     1       NAME OF REPORTING PERSON
             I.R.S IDENTIFICATION NOS. OF ABOVE PERSON

                 FUTECH INTERACTIVE PRODUCTS, INC.


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a) [ ]
                                                                   (b) [X]
     3      SEC USE ONLY



     4       SOURCE OF FUNDS *

                 WC, AF

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]


     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                 Arizona

                                     7      SOLE VOTING POWER
           Number of
                                                 5,219,046
            Shares
                                     8      SHARED VOTING POWER
         Beneficially

           Owned by
             Each                    9      SOLE DISPOSITIVE POWER

           Reporting                             5,219,046

            Person                  10      SHARED DISPOSITIVE POWER

             With

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,219,046

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
                                                                       [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.4%

    14      TYPE OF REPORTING PERSON*

                 CO


       * SEE INSTRUCTIONS

                               Page 2 of 14 Pages

    CUSIP NO.   470883 10 9


     1      NAME OF REPORTING PERSON
            I.R.S IDENTIFICATION NOS. OF ABOVE PERSON

                 VINCENT W. GOETT


     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a) [ ]
                                                                   (b) [X]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS *

                 PF, AF

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [ ]


     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                 United States Citizen

                                     7      SOLE VOTING POWER
           Number of

            Shares
                                     8      SHARED VOTING POWER
         Beneficially
                                                 5,229,046
           Owned by
             Each                    9      SOLE DISPOSITIVE POWER

           Reporting

            Person                  10      SHARED DISPOSITIVE POWER

             With                                5,229,046

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,229,046

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
                                                                      [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.5%

    14      TYPE OF REPORTING PERSON*

                 IN


       * SEE INSTRUCTIONS


                               Page 3 of 14 Pages

    CUSIP NO.   470883 10 9


     1      NAME OF REPORTING PERSON
            I.R.S IDENTIFICATION NOS. OF ABOVE PERSON

                 MELISSA GOETT


     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a) [ ]
                                                                   (b) [X]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS *

                 AF

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]


     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                 United States Citizen

                                     7      SOLE VOTING POWER
           Number of

            Shares
                                     8      SHARED VOTING POWER
         Beneficially
                                                 5,229,046
           Owned by
             Each                    9      SOLE DISPOSITIVE POWER

           Reporting

            Person                  10      SHARED DISPOSITIVE POWER

             With                                5,229,046

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,229,046

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
                                                                       [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.5%

    14      TYPE OF REPORTING PERSON*

                 IN


       * SEE INSTRUCTIONS

                               Page 4 of 14 Pages

    CUSIP NO.   470883 10 9


     1      NAME OF REPORTING PERSON
            I.R.S IDENTIFICATION NOS. OF ABOVE PERSON

                 KENDALL GOETT


     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a) [ ]
                                                                   (b) [X]
     3      SEC USE ONLY



     4       SOURCE OF FUNDS *

                 AF

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [ ]


     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                 United States Citizen

                                     7      SOLE VOTING POWER
           Number of
            Shares
                                     8      SHARED VOTING POWER
         Beneficially
                                                 5,219,046
           Owned by
             Each                    9      SOLE DISPOSITIVE POWER

           Reporting

            Person                  10      SHARED DISPOSITIVE POWER

             With                                5,219,046

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,219,046

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
                                                                       [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.4%

    14      TYPE OF REPORTING PERSON*

                 IN


       * SEE INSTRUCTIONS


                               Page 5 of 14 Pages

    CUSIP NO.   470883 10 9


     1      NAME OF REPORTING PERSON
            I.R.S IDENTIFICATION NOS. OF ABOVE PERSON

                 SAMANTHA GOETT


     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a) [ ]
                                                                   (b) [X]
     3      SEC USE ONLY



     4       SOURCE OF FUNDS *

                 AF

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [ ]


     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                 United States Citizen

                                     7      SOLE VOTING POWER
           Number of

            Shares
                                     8      SHARED VOTING POWER
         Beneficially
                                                 5,219,046
           Owned by
             Each                    9      SOLE DISPOSITIVE POWER

           Reporting

            Person                  10      SHARED DISPOSITIVE POWER

             With                                5,219,046

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,219,046

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
                                                                  [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.4%

    14      TYPE OF REPORTING PERSON*

                 IN


       * SEE INSTRUCTIONS


                               Page 6 of 14 Pages

    CUSIP NO.   470883 10 9


     1       NAME OF REPORTING PERSON
             I.R.S IDENTIFICATION NOS. OF ABOVE PERSON

                 BROOKE-ASHTON GOETT


     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [X]
     3      SEC USE ONLY



     4      SOURCE OF FUNDS *

                 AF

     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [ ]


     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                 United States Citizen

                                     7      SOLE VOTING POWER
           Number of

            Shares
                                     8      SHARED VOTING POWER
         Beneficially
                                                 5,219,046
           Owned by
             Each                    9      SOLE DISPOSITIVE POWER

           Reporting

            Person                  10      SHARED DISPOSITIVE POWER

             With                                5,219,046

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,219,046

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
                                                                       [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 52.4%

    14      TYPE OF REPORTING PERSON*

                 IN


       * SEE INSTRUCTIONS


                               Page 7 of 14 Pages

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to the Common Stock, no par value (the "Common Stock"), of Janex International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 615 Hope Road, Building One, Eatontown, New Jersey 07724.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) Pursuant to Rules 13d-1(k)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Futech Interactive Products, Inc., Vincent W. Goett, Melissa Goett, Kendall Goett, Samantha Goett and Brooke-Ashton Goett. The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.

                  Futech Interactive Products, Inc.

                  (b)-(c) Futech Interactive Products, Inc. ("Futech") is an Arizona corporation. The address of the principal executive offices of Futech is 2999 North 44th Street, Suite 225, Phoenix, Arizona 85018.

                  Vincent W. Goett

                  (b)-(c) Vincent W. Goett's business address is 2999 North 44th Street, Suite 225, Phoenix, Arizona 85018, and his present principal occupation or employment at such address is as Chairman and Chief Executive Officer of Futech Interactive Products, Inc.

                  Melissa Goett

                  (b)-(c) Melissa Goett's residence address is 6400 North 48th Street, Paradise Valley, Arizona 85253, and her present principal occupation or employment at such address is as a homemaker.

                  Kendall Goett

                  (b)-(c) Kendall Goett's residence address is 6400 North 48th Street, Paradise Valley, Arizona 85253, and she is a minor child and has no present principal occupation or employment.



                               Page 8 of 14 Pages

                  Samantha Goett

                  (b)-(c) Samantha Goett's residence address is 6400 North 48th Street, Paradise Valley, Arizona 85253, and she is a minor child and has no present principal occupation or employment.

                  Brooke-Ashton Goett

                  (b)-(c) Brooke Ashton Goett's residence address is 6400 North 48th Street, Paradise Valley, Arizona 85253, and she is a minor child and has no present principal occupation or employment.

                  (d) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of such persons identified in this Item 2 are citizens of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to that certain Stock Purchase and Sale Agreement (the "Agreement") dated September 30, 1998, by and between Les Friedland, Dan Lesnick, Howard W. Moore and Helene Z. Moore, Trustees of the Howard W. Moore and Helene Z. Moore Revocable Trust, dated November 1, 1996, Howard Moore Associates, Inc. Defined Benefit Plan & Trust, Howard Moore Associates, Inc., a Nevada corporation, and Howard W. Moore, Futech, and Vincent W. Goett, Futech will issue 3,750,000 shares of its Series A Preferred Stock and $750,000 in promissory notes in exchange for the 5,219,046 shares of Common Stock of the Issuer. Such promissory notes shall be due and payable on the later to occur of
(i) ninety (90) days after the date of the Stock Purchase and Sale Agreement or
(ii) thirty (30) days after the closing by Futech of Futech's anticipated reverse merger into Issuer. Futech currently intends to retire such promissory notes through working capital, additional bank borrowings, the issuance of additional preferred stock or a combination of the foregoing.


ITEM 4.           PURPOSE OF TRANSACTION.

                  Futech and certain other parties have entered into the Agreement, which provides for the purchase by Futech of 5,219,046 shares of the Common Stock of the Issuer. The transaction is

                               Page 9 of 14 Pages
expected to close shortly after all of the conditions to the consummation of the transaction are met or waived. The Agreement provides that, after the closing of the transaction, the Issuer will cooperate with Futech in the appointment of a new board of directors for the Issuer which will be selected and/or approved by Futech. Futech plans to replace three of the current directors of the Issuer with its own appointees. Additionally, Futech currently plans to enter into a reverse merger with the Issuer, with the Issuer being the surviving entity, as soon as practicable after the purchase of shares of Common Stock pursuant to the Agreement.

The Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The description of the Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Agreement.

Except as described herein, Futech has no plans or proposals which would result in the acquisition or disposition of the Issuer's Common Stock or any other action enumerated in Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The following information provided in this statement is based upon a total of 9,962,105 shares of Common Stock outstanding. This total number of shares of Common Stock outstanding is based on information disclosed in the Form 10-QSB, filed August 18, 1998, that as of July 31, 1998, the Issuer had outstanding approximately 9,962,105 shares of Common Stock.

                  (a) The aggregate number and percentage of Common Stock beneficially owned by Futech is 5,219,046 and 52.4% respectively. Vincent W. Goett, his wife Melissa Goett and their three minor children (Kendall Goett, Samantha Goett and Brooke-Ashton Goett) taken together beneficially own a total of 50,112,263 shares of the common stock of Futech or 42.9% of such shares. As such, if they were deemed to be a "group" for purposes of Schedule 13D, they would have indirect voting and investment control with respect to Futech's beneficial ownership of Common Stock of the Issuer. The Goetts may, therefore, each be deemed to be the beneficial owner of the 5,219,046 shares of Common Stock of the Issuer being acquired by Futech. Vincent W. Goett also individually owns 10,000 shares of the Common Stock of the Issuer, which may be deemed to be beneficially owned by Melissa Goett.

                  (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

                  (c) Except for the execution and delivery of the Agreement, no transactions with respect to the Issuer's Common Stock and involving the Reporting Persons have taken place during the preceding 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.


                               Page 10 of 14 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than the Agreement, and any agreements referred to or contained therein, and the anticipated reverse merger (see description in Item 4 above), there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, or, to the knowledge of Futech, among any of Futech's executive officers and directors or between any of Futech's executive officers and directors and any other person, with respect to any securities of the Issuers.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1.   Stock Purchase and Sale Agreement


                               Page 11 of 14 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   October 8, 1998



                                     FUTECH INTERACTIVE PRODUCTS, INC.


                                     By: /s/ Vincent W. Goett
                                        ----------------------------------------
                                     Its:  Chief Executive Officer
                                          --------------------------------------


                                     /s/ Vincent W. Goett
                                     -------------------------------------------
                                     Vincent W. Goett


                                     /s/ Melissa Goett
                                     -------------------------------------------
                                     Melissa Goett


                                     /s/ Vincent W. Goett
                                     -------------------------------------------
                                     Vincent W. Goett, as legal guardian for
                                     Kendall Goett


                                     /s/ Vincent W. Goett
                                     -------------------------------------------
                                     Vincent W. Goett, as legal guardian for
                                     Samantha Goett


                                     /s/ Vincent W. Goett
                                     -------------------------------------------
                                     Vincent W. Goett, as legal guardian for
                                     Brooke-Ashton Goett

                               Page 12 of 14 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.                        DOCUMENT DESCRIPTION

         1. Stock Purchase and Sale Agreement dated September 30, 1998, by and between Les Friedland, Dan Lesnick, Howard W. Moore and Helene Z. Moore, Trustees of the Howard W. Moore and Helene Z. Moore Revocable Trust, dated November 1, 1996, Howard Moore Associates, Inc. Defined Benefit Plan & Trust, Howard Moore Associates, Inc., a Nevada corporation, and Howard W. Moore, Futech Interactive Products, Inc., an Arizona corporation, and Vincent W. Goett.

     99.1A.                Agreement pursuant to Rule 13d-1(k)(1)(iii).

                               Page 13 of 14 Pages